Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 26, 2026, at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the Dutch statutory annual report over the financial year 2025 (discussion item)

3.Adoption of the Dutch statutory annual accounts over the financial year 2025 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2026 (voting item)

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2025 (voting item)

7.Re-appointment of Johannes Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2029 (voting item)

8.Re-appointment of Jasmine Ezz as managing director for a period expiring at the end of the annual general meeting to be held in the year 2029 (voting item)

9.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2025 (voting item)

10.Re-appointment of Rolf Schrömgens as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2029 (voting item)

11.Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

12.Authorization of the management board to acquire shares or depositary receipts for shares in the Company's capital (voting item)

13.Authorization of the management board to cancel shares held by the Company in its capital (voting item)

14.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above- mentioned agenda.

Exhibit 99.2

The registration date for the AGM is May 29, 2026 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, in each case as at close of business on the Registration Date (after processing of all book-entry transfers and other relevant changes relating to the shares in the Company's capital), and who are recorded as such in (i) the Company's shareholders' register and/or (ii) the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Registration Date.

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 19, 2026. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM.

Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (https://www.trivago.com).

Detailed voting instructions will be provided separately in the proxy materials distributed to the Persons with Meeting Rights through the relevant intermediaries.

Exhibit 99.2

EXPLANATORY NOTES TO THE AGENDA

2.Discussion of the Dutch statutory annual report over the financial year 2025 (discussion item)

The Company's Dutch statutory annual report over the financial year 2025 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.Adoption of the Dutch statutory annual accounts over the financial year 2025 (voting item)

The Company's Dutch statutory annual accounts over the financial year 2025 have been made available on the Company's website (http://ir.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.Appointment of the external auditor for the financial year 2026 (voting item)

It is proposed that EY Accountants B.V. ("EY"), the Company’s current external auditor, be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2026. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2025 (voting item)

It is proposed that the Company's existing and former managing directors be released from liability for the exercise of their duties during the financial year 2025. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report and/or annual accounts over the financial year 2025 or in other public disclosures or communications to the Company’s general meeting of shareholders.

7.Re-appointment of Johannes Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2029 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Johannes Thomas as managing director of the Company for a period expiring at the end of the annual

Exhibit 99.2
general meeting to be held in the year 2029. This proposed re-appointment reflects the extension of his current term of appointment, as approved by the supervisory board, until the end of the annual general meeting to be held in the year 2029.

8.Re-appointment of Jasmine Ezz as managing director for a period expiring at the end of the annual general meeting to be held in the year 2029 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Jasmine Ezz as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2029. This proposed re-appointment reflects the extension of her current term of appointment, as approved by the supervisory board, until the end of the annual general meeting to be held in the year 2029.

9.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2025 (voting item)

It is proposed that the Company's existing and former supervisory directors be released from liability for the exercise of their duties during the financial year 2025. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report and/or annual accounts over the financial year 2025 or in other public disclosures or communications to the Company’s general meeting of shareholders.

10.Re-appointment of Rolf Schrömgens as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2029 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Rolf Schrömgens as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2029.

Rolf Schrömgens (49) is the co-founder of leadership.sprouts, an organization that aims to evolve leadership into the digital age. He also is the co-founder of brafe.space, a movement to create a space for entrepreneurs and activists to evolve themselves and their organizations. Until the end of 2019, Mr. Schrömgens was Chief Executive Officer of trivago. He already served as director of the supervisory board of trivago in 2020 and 2021. Prior to founding trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).

Mr. Schrömgens holds 34,483,930 Class A shares and 28,468,807 Class B shares in the Company's share capital.

Mr. Schrömgens has been nominated for re-appointment in view of his experience, background and skills, the dedication with which he has performed his duties as supervisory director during his previous term of office, and in order to improve continuity on the Company's supervisory board.

Exhibit 99.2
11.Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

The maximum number of class A shares in the Company's capital ("Class A Shares") that may be delivered pursuant to the Company's 2016 Amended and Restated Omnibus Incentive Plan (the "2016 Plan") is currently 80,161,948. The Company has nearly reached this maximum. It is therefore proposed that the AGM resolves to amend the 2016 Plan by increasing the maximum number of Class A Shares that may be delivered pursuant to the 2016 Plan by 34,836,725 Class A Shares, such that the new maximum will be 114,998,673 Class A Shares.

In addition, it is proposed to amend the 2016 Plan to extend its termination date. The 2016 Plan currently terminates on the tenth anniversary of the date of consummation of the Company’s initial public offering. Pursuant to the proposed amendment, the 2016 Plan will terminate on the tenth anniversary of the date on which the amendment is approved by the general meeting of shareholders. Any awards outstanding at the time of termination will not be affected by such termination.

Under the 2016 Plan, shares subject to an award may consist of authorized and unissued Class A Shares, Class A Shares held in treasury, or ADSs issued for Class A Shares. At the annual general meeting of the Company held on June 30, 2021, the Company's management board, subject to the approval of the supervisory board, was authorized, for a period of five years following that AGM, to resolve for the Company to (i) issue and/or grant rights to subscribe for Class A Shares and (ii) limit or exclude preemption rights in relation to an issuance of, or granting of rights to subscribe for, such shares. The Company's management board shall continue to use such authorization if Class A Shares are issued and/or rights to subscribe for Class A Shares are granted under the 2016 Plan.

In order to address the Company's expected equity grant cycle ahead of the AGM, the Company may grant certain awards under the 2016 Plan from the proposed increased reserve prior to the AGM on an expressly contingent basis. Such awards will not be exercisable, or settled in Class A Shares to the extent that the proposed amendment to the 2016 Plan would be required to make such Class A Shares available for issuance, unless and until the AGM has approved the proposed amendment to the 2016 Plan. No Class A Shares from the proposed incremental reserve will be issued or delivered unless and until the AGM approves this agenda item.

12.Authorization of the management board to acquire shares in the Company's capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 120% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of

Exhibit 99.2
the Company's issued share capital (determined as at the close of business on the date of the AGM).

13.Authorization of the management board to cancel shares held by the Company (voting item)

It is proposed to authorize the Company's management board, subject to the approval of the supervisory board, to resolve to cancel shares in the Company's capital that are held or will be acquired by the Company in its own share capital on the date of the AGM or during the period of 18 months following the AGM and in accordance with the authorization under agenda item 12.
The purpose of this proposal is to allow for optimization of the Company's equity structure through cancellation of shares held or to be acquired by the Company, to the extent that such shares will not be used to cover obligations of the Company or for other purposes.

The proposed cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in tranches) shall be determined by the management board, after approval of the supervisory board.

Any cancellation shall take place with due observation of the applicable law and the Company's articles of association.